

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 25, 2009

Mr. Richard A. Santa
Senior Vice President and Chief Financial Officer,
Dynamic Materials Corporation
5405 Spine Road
Boulder, CO 80301

Re: **Dynamic Materials Corporations**
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement, filed April 24, 2009
                Form 10-Q for the quarter ended March 31, 2009
                Form 10-Q for the quarter ended June 30, 2009
                File No. 1-14775

Dear Mr. Santa:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1. We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act. Please revise to identify the name of each exchange on which your common stock is registered.

Business, page 2

Oilfield Products, page 10

2. In future filings, please identify the principal methods of competition you face in the Oilfield Products/DYNAwell business segment. See Item 101(c)(1)(x) of Regulation S-K.

Liquidity and Capital Resources, page 36

3. We note your disclosure that the Company was in compliance with all financial covenants and other provisions of its debt agreements. If it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Exhibit 10.1 – Credit Agreement Dated November 16, 2007

4. It appears that you have omitted the schedules and exhibits referenced in your credit agreement, dated November 16, 2007, and filed as exhibit 10.1. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Competitive Compensation Levels, page 16

5. We note your statement that you "target compensation at the median of the market data for comparable senior positions at companies in basic materials/manufacturing industries." In future filings, please clearly state whether you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Additionally, please clearly identify the peer group. It is unclear from your disclosure whether the public companies in the metal-fabrication industry you reference on page 15 served as the peer group in 2008 for benchmarking purposes.

Primary Elements of Our Executive Compensation Program, page 17

6. In future filings, please clarify your reference to the "commission" that the named executive officers receive for their work. It is unclear whether "commission" refers to base salary or some other element of compensation.

Annual Incentive Bonus, page 17

7. We note that you award annual incentive bonus awards to promote the achievement of short-term business objectives and that the amount of the award varies by the extent to which the named executive officer's target objectives are achieved. We further note that your Compensation Committee and the Board of Directors review and approve certain performance objectives for the Company as a whole and for the named executive officers. In future filings, please disclose the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout. Additionally, in future filings, please clearly state whether the performance goals apply to the non-discretionary or discretionary components of the annual incentive bonus. To the extent that you continue to award the discretionary component in the future based upon the named executive officer's achievement of various important non-quantitative corporate goals, please expand your discussion in future filings to provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures, page 37
Controls and Procedures, page 30

8. We note your statement that your "disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jessica Kane, Attorney, at (202) 551-3235, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief